SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be included in Statements Filed Pursuant to Rule 13d-1(a)

and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Sohu.com Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

83408W103

(CUSIP Number)

Dr. Charles Zhang

Sohu.com Media Plaza

Block 3, No.2 Kexueyuan South Road

Haidian District

Beijing 100190

China

Tel: 86-10-6272-6666

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 30, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 5 Pages)

13D

CUSIP NO. 83408W103	PAGE 2 OF 5 PAGES

1.	NAME OF REPORTING PERSON Photon Group Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) n/a
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 7,722,820
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 7,722,820
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,722,820
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%
14.	TYPE OF REPORTING PERSON (See Instructions) CO

13D

CUSIP NO. 83408W103	PAGE 3 OF 5 PAGES

Amendment No. 3 to Schedule 13D

This Amendment No. 3 (this “Amendment”) amends the Schedule 13D filed by Photon Group Limited, a British Virgin Islands corporation (“Photon”), with the Securities and Exchange Commission (the “SEC”) on June 16, 2004, as amended by Amendment No. 1 filed with the SEC on April 1, 2010 (“Amendment No. 1”) and by Amendment No. 2 filed with the SEC on July 8, 2011 (“Amendment No. 2”). The original Schedule 13D of Photon, as amended by Amendment No. 1 and Amendment No. 2, is hereinafter referred to as the “Initial Statement.”

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Initial Statement is supplemented as follows:

On October 30, 2014, Photon acquired from Dr. Charles Zhang (“Dr. Zhang”), who is one of the Directors of Photon and may be deemed to be its beneficial owner, 646,566 shares (the “Shares”) of Common Stock, par value $0.001 per share (“Common Stock”), of Sohu.com Inc., a Delaware corporation (the “Company”), without consideration.

Item 4.	Purpose of the Transaction.

Item 4 of the Initial Statement is hereby supplemented as follows:

Dr. Zhang transferred the Shares to Photon for estate planning purposes and received no consideration for the Shares.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Initial Statement is hereby amended and restated to read in its entirety as follows:

(a)	Amount Beneficially Owned:

As of the date of this Amendment, Photon beneficially owns 7,722,820 shares of Common Stock.

Percent of Class:                19.9%

The foregoing percentage is calculated based on 38,813,288 shares of Common Stock outstanding as of January 31, 2017 as reported in the Company’s Annual Report on Form 10-K for the year ended December 31, 2016 filed with the SEC on February 27, 2017.

(b)	Number of shares as to which Photon has:

(i)	sole power to vote or to direct the vote: 7,722,820 shares of Common Stock

13D

CUSIP NO. 83408W103	PAGE 4 OF 5 PAGES

(ii)	shared power to vote or to direct the vote: None

(iii)	sole power to dispose or to direct the disposition of: 7,722,820 shares of Common Stock:

(iv)	shared power to dispose or to direct the disposition of: None

(c)	The following transactions have been effected during the past 60 days:

None.

(d)	Not applicable.

(e)	Not applicable.

13D

CUSIP NO. 83408W103	PAGE 5 OF 5 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2017

PHOTON GROUP LIMITED

By:	/s/ Charles Zhang
Name:	Charles Zhang
Title:	Director